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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Belavia to Add a Further E195 to its Embraer Fleet

Amsterdam, The Netherlands, December 8, 2017 – Embraer and Belavia, Belarusian Airlines, the national carrier of Belarus, announced today a further firm order for one current generation E195 jet for delivery in 2018. The firm order, with a list price value of USD 53.5 million, will be included in Embraer’s 2017 fourth-quarter backlog.

“To receive a further order so soon after announcing their last order is a great source of pride for Embraer. It confirms that our aircraft and the team that supports them are delivering significant value to Belavia and their customers. Belavia’s success continues, their traffic has grown 20% year on year, and Embraer is ready to support further fleet growth and renewal,” said Martyn Holmes, Embraer Vice President Sales and Marketing for Europe, Middle East, and CIS.

Following Belavia’s firm order for two E-Jets (one E175 and one E195) announced at the Paris Air Show in June, the new contract will bring the airline’s Embraer fleet to seven aircraft – four E195 and three E175 – when deliveries are completed in 2018. The acquisition is an essential part of Belavia’s fleet renewal initiative; a core priority in the airline’s business strategy to offer high quality air travel to its customers. Configured in a dual class, the E195 will replace the existing Boeing 737-500 on Belavia’s fleet.

“Our Embraer fleet is allowing us to open up new destinations such as Brussels, but also to increase the number of flights on our existing routes – our customers demand the flexibility that more frequencies provide, not just a greater choice of destinations,” said Anatoly Gusarov, Director General of Belavia. “The Embraer aircraft are delivering high dispatch rates and compelling economics that also allow us to address seasonal fluctuations – plus our customers really enjoy the high levels of comfort the aircraft provides. Embraer is the clear choice for our continued growth.”

Since entering revenue service, the E-Jets family has received more than 1,800 orders and over 1,400 aircraft have been delivered. Today, E-Jets are flying in the fleets of 70 customers in 50 countries. The versatile 70 to 130-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

Follow us on Twitter: @Embraer

About Belavia – Belarusian Airlines

Belavia Airlines is the largest air carrier of the Republic of Belarus. It is based at the Minsk National Airport and carries out regular flights to 49 airports in 28 countries of Europe and Asia. Belavia was established on March 5, 1996. Since 1997, it has been a full member of the International Air Transport Association (IATA), since 2010 - a member of the European Regions Airline Association (ERAA). The airline's fleet consists of 26 aircraft (five Boeing 737-800s, six Boeing 737-500s, seven Boeing 737-300s, two Embraer-175s, two Embraer-195s, four CRJ-100 / -200s). More information on the official website of the airline www.belavia.by or in social networks: https://www.facebook.com/belavia, https://instagram.com/belavia.airlines/ and https://vk.com/belavia_airlines.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)657120121	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Volha Schuko, communication specialist

Belavia – Belarusian airlines

+ 375 (33) 670 41 67; news@belavia.by

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)657120121	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer